U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                     FORM 5
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                     Filed pursuant to Section 16(a) of the
                        Securities Exchange Act of 1934,
         Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


[ ] Check box if no longer subject to
    Section 16.  Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).
[ ] Form 3 Holdings Reported
[ ] Form 4 Holdings Reported

1.   Name and Address of Reporting Person
     Macleod        Bruce             G.
     (Last)         (First)        (Middle)

     133 Kenilworth Avenue
                    (Street)

     Kenilworth          Illinois       60043
     (City)              (State)        (Zip)


2.   Issuer Name and Ticker or Trading Symbol
     SEMCO Energy, Inc. -- SMGS


3.   IRS or Social Security Number of Reporting Person (Voluntary)


4.   Statement for Month/Year
     December 1998


5.   If Amendment, Date of Original (Month/Year)


6.   Relationship of Reporting Person to Issuer (Check all applicable)
     [X] Director                       [ ] 10% Owner
     [ ] Officer (give title below)     [ ] Other (specify below)


                         -------------------------------


7.   Individual or Joint/Group Filing (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

                          Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of        2. Trans-       3. Trans-      4. Securities Acquired (A)     5. Amount of        6. Owner-         7. Nature
   Security           action          action         or Disposed of (D)             Securities          ship              of In-
   (Instr. 3)         Date            Code           (Instr. 3, 4 and 5)            Beneficially        Form:             direct
                                      (Instr.     --------------------------        Owned at End        Direct            Bene-
                      (Month/         8)                      (A)                   of Issuer's         (D) or            ficial
                       Day/                                    or                   Fiscal Year         Indirect          Owner-
                       Year)                       Amount     (D)     Price         (Instr. 3           (I)               ship
                                                                                    and 4)              (Instr. 4)        (Instr. 4)
----------------   --------------  ----------     --------    ---    -------     ------------------  ----------------  -------------
Common Stock                                                                     635<F1>                  D

Common Stock                                                                     105<F1>                  I            By Spouse as
                                                                                                                       Custodian<F2>

<F1>
Includes 5% stock dividend paid May 15, 1998 to holders of record on May 5, 1998.
<F2>
These shares are held by spouse as custodian for a child of the reporting person.  The reporting person disclaims beneficial ownership of these shares.

                           Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
1.         2.        3.        4.         5.                 6.              7.              8.        9.        10.       11.
Title of   Conver-   Trans-    Transac-   Number of Deriv-   Date Exer-      Title and       Price     Number    Owner-    Nature
Deriva-    sion or   action    tion Code  ative Securities   cisable and     Amount of       of        of Deriv- ship      of In-
tive       Exercise  Date      (Instr.    Acquired (A) or    Expiration      Underlying      Deriv-    ative     of        direct
Security   Price of  (Month/   8)         Disposed of (D)    Date            Securities      ative     Secur-    Deriva-   Bene-
(Instr.    Deriv-    Day/                 (Instr. 3, 4,      (Month/Day/     (Instr. 3       Secur-    ities     tive      ficial
3)         ative     Year)                and 5)             Year)           and 4)          ity       Bene-     Secu-     Own-
           Security                       ------------------ --------------- --------------- (Instr.   ficially  ity:      ership
                                                                                             5)        Owned     Direct    (Instr.
                                                                                      Amount           at End    (D) or    4)
                                                             Date                     or               of        Indi-
                                                             Exer-   Expir-           Num-             Year      rect (I)
                                                             cis-    ation   Title    ber of           (Instr.   (Instr.
                                             (A)      (D)    able    Date             Shares           4)        4)
---------- --------- --------- ---------- --------  -------- ------- ------- -------- ------ --------- --------- --------- --------
Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/98      A      65.76              <F1>    <F1>    Stock    65.76  $18.25    Line      D

Phantom
 Stock                                    11.03                              Common   11.03  $17.92    Next
 Units     1-for-1   02/15/98      A      <F2>               <F1>    <F1>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                    11.27                              Common   11.27  $17.73    Next
 Units     1-for-1   05/15/98      A      <F2>               <F1>    <F1>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                    49.96                              Common   49.96            Next
 Units     1-for-1   05/15/98      A      <F3>               <F1>    <F1>    Stock    <F3>   N/A <F3>  Line      D

Phantom
 Stock                                    12.80                              Common   12.80  $16.57    Next
 Units     1-for-1   08/15/98      A      <F2>               <F1>    <F1>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                    12.80                              Common   12.80  $16.77
 Units     1-for-1   11/15/98      A      <F2>               <F1>    <F1>    Stock    <F2>   <F2>      1,086.11  D


Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   01/15/98      A      54.79              <F4>    <F4>    Stock    54.79  $18.25    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   02/15/98      A      55.80              <F4>    <F4>    Stock    55.80  $17.92    Line      D

Phantom
 Stock                                    .61                                Common   .61    $17.92    Next
 Units     1-for-1   02/15/97      A      <F2>               <F4>    <F4>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   03/15/98      A      301.41             <F4>    <F4>    Stock    301.41 $16.92    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   04/15/98      A      304.45             <F4>    <F4>    Stock    304.45 $17.08    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   05/15/98      A      163.56             <F4>    <F4>    Stock    163.56 $17.73    Line      D

Phantom
 Stock                                    8.09                               Common   8.09   $17.73    Next
 Units     1-for-1   05/15/98      A      <F2>               <F4>    <F4>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                    35.85                              Common   35.85            Next
 Units     1-for-1   05/15/98      A      <F3>               <F4>    <F4>    Stock    <F3>   N/A <F3>  Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   06/15/98      A      209.88             <F4>    <F4>    Stock    209.88 $17.63    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   07/15/98      A      56.88              <F4>    <F4>    Stock    56.88  $17.58    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   08/15/98      A      229.35             <F4>    <F4>    Stock    229.35 $16.57    Line      D

Phantom
 Stock                                    14.38                              Common   14.38  $16.57    Next
 Units     1-for-1   08/15/98      A      <F2>               <F4>    <F4>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   09/15/98      A      70.92              <F4>    <F4>    Stock    70.92  $14.10    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   10/15/98      A      159.47             <F4>    <F4>    Stock    159.47 $15.05    Line      D

Phantom
 Stock                                                                       Common                    Next
 Units     1-for-1   11/15/98      A      59.63              <F4>    <F4>    Stock    59.63  $16.77    Line      D

Phantom
 Stock                                    19.86                              Common   19.86  $16.77    Next
 Units     1-for-1   11/15/98      A      <F2>               <F4>    <F4>    Stock    <F2>   <F2>      Line      D

Phantom
 Stock                                                                       Common
 Units     1-for-1   12/15/98      A      60.75              <F4>    <F4>    Stock    60.75  $16.46    1,805.68  D

<F1>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash within 30 days after the earlier of January 1, 2002 or the reporting person's retirement from the board.
<F2>
Phantom stock units acquired through reinvestment of phantom dividends through the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plans and pursuant to such plans are treated as though invested in the Company's DRIP.
<F3>
Phantom stock units acquired by phantom 5% stock dividend which mirrors actual stock dividend paid May 15, 1998 to common stockholders of record on May 5, 1998.
<F4>
The phantom stock units were accrued under the SEMCO Energy, Inc. directors deferred compensation and phantom stock purchase plan and are to be settled 100% in cash within 30 days after the earlier of January 1, 2008 or the reporting person's retirement from the board.

Explanation of Responses:
See footnotes above.


                              Bruce G. Macleod              January 27, 1999
                              --------------------------    -----------------
                              **Signature of                     Date
                                Reporting Person

**Intentional misstatements or
  omissions of facts constitute
  Federal Criminal Violations.
  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).